                           ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 18

----------------------------------------------->-------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106105B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

July 1, 2006            October 31, 2005 to October 31, 2006      /S/    Frank
R. Vento
==============================================================================

In  consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood  and agreed that the Limit of Liability for the following  Insuring
Agreements is hereby amended, effective July 1, 2006 to be:

                                                            Limit of Liability

Insuring Agreement A- FIDELITY                              $115,000,000
Insuring Agreement C- ON PREMISES                           $115,000,000
Insuring Agreement D- IN TRANSIT                            $115,000,000
Insuring Agreement E- FORGERY OR ALTERATION                 $115,000,000
Insuring Agreement F- SECURITIES                            $115,000,000
Insuring Agreement G- COUNTERFEIT CURRENCY                  $115,000,000
Insuring Agreement I- PHONE/ELECTRONIC TRANSACTIONS         $115,000,000
Insuring Agreement J- COMPUTER SECURITY                     $115,000,000

PROVIDED,  however,  that nothing  herein shall  increase any of the limits of liability  placed on certain losses under  Insuring  Agreement I, as described in Rider No. 11.

Except  as above  stated,  nothing  herein  shall be held to  alter,  waive or extend any of the terms of this Bond.